                                                                     EXHIBIT 3.4

                            CERTIFICATE OF FORMATION
                              OF CCK HOLDINGS, LLC

         This Certificate of Formation of CCK Holdings, LLC is to be filed with the Delaware Secretary of State pursuant to the Delaware Limited Liability Company Act, Section 18-201.

         1. The name of the limited liability company is CCK Holdings, LLC.

         2. The name and street and mailing address of the initial registered office and the registered agent for service of process of the limited liability company in the State of Delaware are as follows: National Registered Agents, Inc., 9 Lockerman Street, City of Dover, County of Kent, Delaware 19901.

         3. The limited liability company shall have the power to indemnify any member, manager, officer, employee or agent who has taken an action of management as a member, manager, officer, employee or agent of the limited liability company, or any other person who is serving at the request of the limited liability company in any such capacity with another foreign or domestic corporation, limited liability company, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) to the fullest extent permitted by the Delaware Limited Liability Company Act as it exists on the date hereof or as it may hereafter be amended, and any such indemnification may continue as to any person who has ceased to be a member, manager, officer, employee, or agent and may inure to the benefit of the heirs, executors, and administrators of such a person.

         4. By action of the member(s), notwithstanding any interest of the member(s) in the action, the limited liability company may purchase and maintain insurance, in such amounts as the member(s) deem appropriate, to protect any member, manager, officer, employee, independent contractor or agent of the limited liability company or any other person who is or was serving at the request of the limited liability company in any such capacity with another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, or other enterprise (including, without limitation, any employee benefit plan) against liability asserted against him or incurred by him in any such capacity or arising out of his status as such (including, without limitation, expenses, judgments, fines, and amounts paid in settlement) to the fullest extent permitted by the Delaware Limited Liability Company Act as it exists on the date hereof or as it may hereafter be amended, and whether or not the limited liability company would have the power or would be required to indemnify such person under the terms of any agreement or provision of the limited liability company agreement or the Delaware Limited Liability Company Act. For purposes of this paragraph, "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan.

         5. The limited liability company shall follow the provisions relating to prior notice, approval and review procedures required under the Major League Rule 54 for any change in management, or any change in the ownership of interest. (see the LLC Agreement for the complete provisions of Major League Rule 54.)

         Dated as of this 10th day of December, 2002.

                                            /s/ Carter R. Todd
                                            -----------------------------------
                                            Carter R. Todd, Sole Organizer